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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                  19 June 2003


                               PREMIER FARNELL PLC
                               -------------------

                               PREMIER FARNELL PLC
                               -------------------
                  (Translation of registrant's name in English)

                       Armley Road, Leeds, West Yorkshire
                                LS12 2QQ, England
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F    X            Form 40-F ___
                                        -

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes ___                   No  X
                                                         -

          If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-........


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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  PREMIER FARNELL PLC
                                                    (Registrant)


         Date:   June 19 2003                     By: Steven John Webb
                                                      ----------------
                                                  Steven John Webb
                                                  Group Company Secretary and
                                                  General Counsel



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DIRECTORS SHAREHOLDINGS

The Company has been notified of the following change in interests of directors in the Company's share capital.

On 12 June 2003, pursuant to the rules of a long term incentive plan established by the Company, the trustee of the plan awarded rights to acquire the following numbers of ordinary shares to the following directors. The number of shares (if any) received will depend on the Company's relative performance over the next 3 years.

         J R Hirst                  203,804

         A C Fisher                 135,870


For additional information contact

Steven Webb (Company Secretary)

Tel: 0113 387 5277

Fax: 0870 129 8611



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